Schlitt Investor Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:			
Net income (loss)			$ (4,329)
Adjustments to reconcile net income (loss) to net			
cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Commissions receivable	$	(12,480)	
Prepaid expense		800	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		5,857	
Total adjustments			(5,823)
Net cash and cash equivalents provided by (used in) operating activities			(10,152)
Net cash and cash equivalents provided by (used in) investing activities			-
Cash flow from financing activities:			
Cash Contributions		10,000	
Net cash and cash equivalents provided by (used in) financing activities			10,000
Net increase (decrease) in cash and cash equivalents			(152)
Cash and cash equivalents at beginning of year			31,793
Cash and cash equivalents at end of year			$ 31,641
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	-	
Income taxes	$	-	

The accompanying notes are an integral part of these financial statements.